

June 14, 2013

Via Facsimile
Robert J. Krakauer
Executive Vice President and Chief Financial Officer
Aspect Software Group Holdings Ltd.
300 Apollo Drive
Chelmsford, Massachusetts 01824

Re: Aspect Software Group Holdings Ltd.
        Form 10-K for Fiscal Year Ended December 31, 2012
        Filed February 22, 2013
        File No. 33-170936-05

Dear Mr. Krakauer:

        We have reviewed your letter dated May 2, 2013 in connection with the above-referenced filings and have the following comments.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated [date].

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 9 – Goodwill and Other Long-Lived Assets Including Acquired Intangibles, page 52

1.   We are considering your response to prior comment 2. We note from your response that you considered the guidance in ASC 350-20-35-8A in determining whether it was necessary to perform Step 2 of the impairment analysis. Ensure that your disclosures are consistent with your impairment assessment. In addition, tell us the percentage by which the fair value of your single reporting unit exceeded the carrying value at the time of your last assessment in October 2012. Disclose and discuss this percentage in future filings. In this regard, clearly discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g.,

Robert J. Krakauer
Aspect Software Group Holdings Ltd.
June 14, 2013
Page 2

the valuation model assumes recovery from a business downturn within a defined period of time) and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 12 - Debt, page 55

2. We note your response to prior comment 3. Tell us how you included the $50.0 million principal payment the company made as part of the amendment on November 14, 2012. Describe the method utilized to reflect this change in principal in the 10 percent test.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief